NEWS RELEASE

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RepliCel Life Sciences Announces Closing of Debt Settlement
VANCOUVER, BC – June 3, 2021 - RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA: P6P2), (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to announce that, further to its News Release of March 25, 2021, it has received approval from the TSX Venture Exchange (the “Exchange”) for the issuance of 889,612 common shares (each, a “Share”) in settlement of $342,500.80 owed by the Company to various creditors (the “Debt Settlement”).  The Shares were issued on June 2, 2021.  The Shares are subject to a statutory hold period of four months and one day after closing of the Debt Settlement.
Each of David Hall, Peter Lewis, Peter Lowry, Andrew Schutte and Kevin McElwee participated in the Debt Settlement and each are considered to be a “related party” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and each issuance is considered to be a “related party transaction” within the meaning of MI 61-101 but each issuance will be exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the shares to be issued to each related party does not exceed 25% of the Company’s market capitalization.
None of the securities issued in connection with the Debt Settlement will be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.
About RepliCel Life Sciences
Headquarted in Canada with a base of operations in Europe, RepliCel has existing partnerships in Japan and China. RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration.  These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function.
The Company’s product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RepliCel has also developed a proprietary injection device, RCI-02, optimized for the administration of its products and licensable for use with other dermatology applications.

RepliCel Life Sciences Inc.
News Release /2
The commercial rights for RCI-02 have been secured by YOFOTO for Greater China and MainPointe has committed to a limited-term distributorship in the United States. RCH-01 is currently being co-developed with Shiseido Company under exclusive license for certain Asian countries. RCT-01 and RCS-01 is currently being co-developed with YOFOTO (China) Health under exclusive license for Greater China. All RepliCel’s cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.

For more information, please visit www.replicel.com or contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.